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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)*

                   Under the Securities Exchange Act of 1934


                         PRO TECH COMMUNICATIONS, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                     742944
                                 (CUSIP Number)


HARVEY M. BURSTEIN                    COPIES TO: DAVID D. GATCHELL
3204 W. 84th Street                              LEONARD JURDEN
Leawood, Kansas 66206                            Sonnenschein Nath & Rosenthal
(913) 642-7847                                   American Century Tower II
                                                 4520 Main Street, 11th Floor
                                                 Kansas City, Missouri 64111
                                                 (816) 932-4400
                                                 (816) 531-7545 (facsimile)


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 8, 1997
            (Date of Event Which Requires Filing of This Statement)



     * First amendment to Schedule 13D originally filed on December 27, 1996.




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CUSIP NO.: 742944           Schedule 13D             January 17, 1997


1)   NAME OF REPORTING PERSON:  Harvey M. Burstein.


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not Applicable.


3)   SEC USE ONLY:


4)   SOURCE OF FUNDS:  Not Applicable.


5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): Not Applicable.


6)   CITIZENSHIP:  United States of America.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7)   SOLE VOTING POWER:  300,000.


     8)   SHARED VOTING POWER:  None.


     9)   SOLE DISPOSITIVE POWER:  300,000.


     10)  SHARED DISPOSITIVE POWER:  None.


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  300,000 shares.


12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: Not Applicable.


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.5%.


14)  TYPE OF REPORTING PERSON:  IN.

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CUSIP NO.: 742944        Schedule 13D              January 17, 1997

     The Reporting Person's Schedule 13D originally filed December 27, 1996 is amended as follows.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Not applicable.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The percentage of the outstanding Common Stock was calculated based upon the shares shown outstanding on the Issuer's Form 10-QSB for the quarter ended July 31, 1996.

          (c) The Reporting Person has had the following transactions in the Common Stock during the 60 days prior to the date of this
               Schedule:

               1. On November 22, 1996, the Reporting Person sold in the open market 900 shares at $1.875 per share; and

               2. The Reporting person received from the Issuer a warrant, dated as of December 19, 1996, to acquire up to 300,000 shares of the Common Stock (the "Warrant"). The Warrant is immediately exercisable and expires at 5:00 p.m. East Coast Time December 18, 1999.

               3. On January 6, 1997, the Reporting Person sold in the open market 9,700 shares at $1.50 per share;

               4. On January 7, 1997, the Reporting Person sold in the open market 7,500 shares at $2.875 per share and 5,500 shares at $2.625 per share;

               5. On January 8, 1997, the Reporting Person sold in the open market 26,500 shares at $2.50 per share;

               6. On January 9, 1997, the Reporting Person sold in the open market 10,000 shares at $3.71 per share; and

               7. On January 10, 1997, the Reporting Person sold in the open market 22,200 shares at $5.00 per share.

                    The Reporting Person has not had any other transactions in the Common Stock during the last 60 days.
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                    In addition, shares which the Reporting Person reported as having shared voting or dispositive power (and of which the Reporting Person denies beneficial ownership) were disposed of as follows:

               1. On January 6, 1997, 1,000 shares were sold in the open market at $1.75 per share and 2,000 shares were sold in the open market at $2.00 per share; and

               2. On January 10, 1997, 1,000 shares were sold in the open market at $5.00 per share.

          (d) No person, other than the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  January 17, 1997


SIGNATURE:     /s/ Harvey M. Burstein